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SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH. D.C. 165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-4218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Development Corporation for Israel

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, Suite 600
(No. and Street)

New York, (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlene J. Lurie — (212) 446-5820
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) — New York (City) — N.Y. (State) — 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 12 2003

OATH OR AFFIRMATION

I, Arlene J. Lurie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Development Corporation for Israel, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

V.P. - Finance
Title

[signature]
Notary Public

TOBY GREENBERG
Notary Public, State of New York
No. 24-4980821
Qualified in Kings County
Commission Expires April 29, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~xx Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2002

CONTENTS

	Page
Report of Independent Certified Public Accountants	3
Financial Statements	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholder's Equity	6
Statement of Changes in Subordinated Note Payable	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 15
Supplementary Information	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	17

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Development Corporation for Israel

We have audited the accompanying statement of financial condition of Development Corporation for Israel as of December 31, 2002, and the related statements of income, changes in stockholder's equity, changes in subordinated note payable and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Development Corporation for Israel as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
January 31, 2003

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Development Corporation for Israel

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$4,732,015
Due from broker	13,672
Securities owned	58,652
Prepaid pension cost	2,470,536
Furniture and equipment, at cost, less accumulated depreciation of $1,935,790	660,469
Other assets	900,187
Total assets	$8,835,531

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable, accrued expenses and other liabilities	$2,193,912
Deferred income taxes	576,500
Total liabilities	2,770,412
Commitments	
Subordinated note payable	4,050,000
Stockholder's equity	
Capital stock, no par value; authorized, issued and outstanding, 200 shares	100,000
Additional paid-in capital	1,400,000
Retained earnings	515,119
Total stockholder's equity	2,015,119
Total liabilities and stockholder's equity	$8,835,531

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

STATEMENT OF INCOME

Year ended December 31, 2002

Revenue	
Commission income	$26,702,490
Administrative fees	5,191,013
Interest and other income	85,468
	31,978,971
Expenses	
Employee compensation and benefits	21,582,369
Campaign expenses	3,834,893
Occupancy and equipment	3,359,132
Professional services	835,204
Telecommunications	926,570
Other	1,291,764
	31,829,932
Net income before income taxes	149,039
Deferred income taxes	59,000
NET INCOME	$ 90,039

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2002

	Capital stock and additional paid-in capital	Retained earnings	Total
Balance, January 1, 2002	$1,500,000	$425,080	$1,925,080
Net income		90,039	90,039
Balance, December 31, 2002	$1,500,000	$515,119	$2,015,119

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

STATEMENT OF CHANGES IN SUBORDINATED NOTE PAYABLE

Year ended December 31, 2002

Subordinated note payable, balance January 1, 2002	$4,050,000
Subordinated note payable, balance December 31, 2002	$4,050,000

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ 90,039
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income taxes	59,000
Depreciation	466,962
Net changes in operating assets and liabilities	
(Increase) decrease in operating assets	
Certificates of deposit	3,500,000
Securities owned	448,515
Prepaid pension cost	(73,835)
Due from broker	(13,672)
Other assets	11,613
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	39,362
Due to State of Israel	(739,003)
Net cash provided by operating activities	3,788,981
Cash flows from investing activities	
Payments for the acquisition of furniture and equipment	(364,142)
Net increase in cash and cash equivalents	3,424,839
Cash and cash equivalents at beginning of year	1,307,176
Cash and cash equivalents at end of year	$4,732,015
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Interest	$ 88,101
Taxes	$ 24,587

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds. The underwriting agreements provide for a commission to be received on all bonds sold.

1. *Commissions*

The Company earns commission income from the State of Israel on the sale of the Bonds. Such income is recognized at the time of acceptance of the subscriptions for the Bonds.

2. *Campaign Expenses*

Campaign expenses are comprised of advertising, public relations, functions, delegations, awards and campaign-related travel. Certain of these expenses are offset by cover charges paid by participants who attend the functions.

3. *Foreign Currency*

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions. Cash denominated in foreign currency amounts is remeasured into U.S. dollars based on the exchange rates in effect at the end of the period. Resulting gains and losses are reflected in the results of operations.

4. *Furniture and Equipment*

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is followed for all assets for financial reporting.

5. *Securities Transactions*

Transactions in securities owned are recorded on a trade-date basis. All realized and unrealized gains and losses are reflected in income.

NOTE A (continued)

6. *Securities Owned*

Securities listed on a securities exchange for which market quotations are available are valued at the last quoted sales price on the last business day of the period.

In the absence of readily ascertainable market values, securities are valued in good faith by management.

7. *Cash and Cash Equivalents*

Included in cash and cash equivalents are investments in money market funds which are readily convertible to cash.

8. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SECURITIES OWNED

At December 31, 2002, the investments consist of the following:

Stock investments (cost $0)	$50,911
Corporate securities (cost $13,090)	7,741
	$58,652

For the year ended December 31, 2002, the Company had a realized loss of approximately $38,700 and change in unrealized appreciation in securities of approximately $84,503, both reflected in the statement of income as "Interest and other income."

NOTE C - SUBORDINATED NOTE PAYABLE

A note in the amount of $4,050,000 is subordinated to the claims of general creditors under a subordinated loan agreement for equity capital with the State of Israel and was due to mature on December 31, 2003. Pursuant to an amendment effective January 1, 2003, the note increased to $4,100,000 and the maturity date was extended to December 31, 2005. Interest is calculated at the six-month average negotiable certificate of deposit rate plus 25 basis points.

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

As the note carries a floating market rate of interest, carrying value approximates fair value.

NOTE D - LITIGATION

In the ordinary course of business, the Company is subject to litigation. Various lawsuits, claims and proceedings of a nature normal to its business are pending against the Company. Such matters relate to labor grievances and arbitration under a collective bargaining agreement with the union and the Company. The Company believes that the allegations are without merit and that the outcome of these lawsuits will not have a material adverse effect on its earnings, cash flow or financial position.

NOTE E - COMMITMENTS

The Company leases sales and administrative offices under long-term lease agreements. The lease periods range from one to five years.

NOTE E (continued)

Minimum rental payments under noncancelable leases are approximately:

Year	Amount
2003	$1,989,102
2004	1,754,761
2005	750,810
2006	245,146
2007	120,019
	$4,859,838

Rent expense was approximately $2,032,000 in 2002.

NOTE F - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2002:

	Useful life (in years)	
Computer equipment and software	3	$2,404,838
Furniture and fixtures	5	191,421
		2,596,259
Less accumulated depreciation		1,935,790
		$ 660,469

NOTE G - RELATED PARTIES

The State of Israel funds the operating costs of a foreign affiliate through the Company as Paying Agent. For 2002, funding of this foreign affiliate amounted to approximately $2,050,000.

Pursuant to various underwriting agreements, the State of Israel reimburses the Company for certain operating costs. These reimbursements are recognized in revenues as Administrative Fees.

NOTE H - EMPLOYER RETIREMENT PLANS

The Company has noncontributory defined benefit pension plans covering substantially all employees. The Company's funding policy is to make annual contributions of at least the minimum contribution requirement described under section 412 of the Internal Revenue Code.

The following table sets forth the funded status and amounts recognized in the Company's statement of financial condition at December 31, 2002, for the defined benefit pension plans:

Accumulated benefit obligation	$12,792,896
Plan assets at fair value, consisting primarily of listed stocks, bonds and securities of the State of Israel	12,892,361
Funded status	$ 99,465
Prepaid pension cost	$ 2,470,536

Net pension expense for defined benefit pension plans in 2002 consists of:	
Service cost - benefit earned during the year	$ 787,828
Interest cost on projected benefit obligation	902,414
Actual return on plan assets	1,349,008
Net amortization and deferral	(2,363,085)
Net pension expense	$ 676,165

Contributions for 2002 were $750,000. Benefit payments for 2002 were $539,324.

The Company utilized a 7.0% discount rate, a 5.5% lump sum/annuity conversion rate and a 3.75% rate of increase in future compensation levels in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets for 2002 is 8.0%.

NOTE H (continued)

The Company amended its defined benefit pension plans and 401(k) Savings Plan effective May 1, 1997. The revised Pension and Savings Program included changes to the defined benefit pension plans, which separated the plans into two components. Certain employees had the choice of continuing to receive benefits under the provisions of the existing plans (the Old Plan component) or beginning to receive benefits under the provisions of the Cash Balance Plan (the Cash Balance component). Eligible employees who chose to participate in the Cash Balance Plan also were eligible to receive employer matching contributions in the 401(k) Savings Plan.

For those eligible employees in the Cash Balance Plan, the Company calculated the "opening balance" based on the higher of two benefit amounts as defined in this plan. At the end of each year, each participant receives a credit equal to 4% of his or her eligible compensation, plus interest at the crediting rate on the total balance as of the end of the preceding year.

All eligible employees are entitled to contribute from 1% to 20% of their annual eligible compensation, up to the Internal Revenue Service limit, on a pretax basis to the 401(k) Savings Plan. The Company matches the contributions of those employees who are participating in the Cash Balance Plan. The amount of the Company match is up to 2% of compensation, at $0.50 for each dollar contributed if 1% is contributed and at $1.00 for each dollar contributed if at least 2% is contributed. The Company contributed approximately $309,511 in matching contributions during the year ended December 31, 2002.

NOTE I - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital, as defined, under such provisions. At December 31, 2002, the Company had net capital of $1,917,942, which exceeded net capital requirements of $250,000 by $1,667,942.

In the normal course of its operations, the Company receives checks from investors payable to the State of Israel to purchase the Bonds. The Company transmits the checks received to the State of Israel's fiscal agent. Accordingly, the Company is subject to the computation for reserve requirements for broker-dealers under Rule 15c3-3. At December 31, 2002, the Company did not have any credits or debits under the reserve requirement computation. The Company maintains a reserve bank account under Rule 15c3-3 with a $1,000 deposit.

NOTE J - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that the risk is not significant.

NOTE K - INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items, which comprise deferred income taxes as of December 31, 2002, are as follows:

Prepaid pension cost	$(988,000)
Lease concession liability	182,000
Accruals	39,000
Depreciation	103,000
Other	87,500
Deferred income taxes payable	$(576,500)

	Deferred Income tax liability
Deferred income taxes at December 31, 2001	$(517,500)
2002 deferred income tax provision	(59,000)
Deferred income taxes at December 31, 2002	$(576,500)

For its Federal income tax return, the Company created a net operating loss carryforward of approximately $220,000 in the current year, which expires in 2022.

The Company has current taxes of $14,500 which relate primarily to minimum state franchise taxes and are included in other expenses in the statement of income.

SUPPLEMENTARY INFORMATION

Development Corporation for Israel

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2002

Stockholder's equity per statement of financial condition		$ 2,015,119
Additions		
Subordinated note payable		4,050,000
Deductions		
Prepaid pension cost	$2,470,536	
Other assets	1,566,744	(4,037,280)
Net capital before haircuts		2,027,839
Haircuts on securities		(109,897)
Net capital		$ 1,917,942
Minimum requirement - the greater of 2% of aggregate debit items or $250,000		$ 250,000
Excess of net capital over minimum requirement		$ 1,667,942

No material differences exist between net capital per the above computation and the unaudited Form X-17A-5 Part II filing.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com